UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at February 23, 2009

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: February 24, 2009

* Print the name and title of the signing officer under his signature

    Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ EARLY ADOPTS INTERNATIONAL FINANCIAL REPORTING STANDARDS

February 23, 2009, Vancouver, BC — Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; NYSE Alternext:ANO; JSE:ARQ) announces that its application to early adopt International Financial Reporting Standards ("IFRS") has been approved by the British Columbia Securities Commission.

The Company has chosen to early adopt IFRS and will commence reporting under these standards for the period beginning January 1, 2009. Comparative periods for fiscal 2008 will also be restated under IFRS.

As background, in February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian generally accepted accounting policies ("GAAP") for all publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available for enterprises to early adopt upon receipt of approval from the Canadian Securities regulatory authorities. The United States Securities and Exchange Commission has also authorized foreign private issuers to file financial statements using IFRS without having to include US GAAP reconciliation.

Adoption of IFRS will result in a single accounting standard whereas currently we report under Canadian GAAP with US GAAP reconciliation. The Company's South African subsidiary, Plateau Resources (Proprietary) Limited, currently reports under IFRS. The use of a single accounting standard will allow the Company to reduce costs and streamline its financial reporting by developing common reporting systems and consistency across its subsidiaries and joint ventures.

The Company has established a comprehensive convergence plan and established a Steering Committee to manage the transition and provide regular updates on the progress of the convergence project to the Company's Audit Committee and the Board of Directors. A detailed timetable was prepared to manage Anooraq's transition to IFRS, which is largely complete.

The transition consists of three primary phases:

• Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.
• Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.
• Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.

Disclosure of the transition process is planned to proceed as follows:

•Additional details on the convergence plan and transition process have been included in the Company's Amended Management Discussion and Analysis for the period ended September 30, 2008, which has been filed at www.sedar.com.
• The Company's annual Management Discussion and Analysis for the year ended December 31, 2008, will include, to the extent known, quantitative information regarding the impact of adopting IFRS on key line items in the annual financial statements.
• The Company's first financial statements completed under IFRS will be the interim financial statements for the three months ending March 31, 2009, which will include notes disclosing extensive transitional information and full disclosure of all new IFRS policies.

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor relation services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

On behalf of the Board of Directors
Philip Kotze
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Alternext has neither approved nor disapproved the contents of this press release.